

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2023

Alexander Edgarov
Chief Executive Officer
InFinT Acquisition Corp
32 Broadway, Suite 401
New York, New York 10004

> **Re: InFinT Acquisition Corp**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 1, 2022**
> **File No. 333-267662**

Dear Alexander Edgarov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2022 letter.

Amendment No. 1 to Form S-4 filed December 1, 2022

Cover Page

1.   We note your revisions in response to comment 1. Please revise the cover page to disclose the conversion ratio based on the number of Seamless ordinary shares issued and outstanding as of the most recent practicable date. Please include this disclosure elsewhere as appropriate.

Summary
Seamless Group Inc., page 20

2.   We note your revisions in response to comment 7. While you include the unaudited pro forma condensed statement of operations, this does not illustrate the impact of the

divestitures as you do not discuss the financial position of the company before the divestitures. Please revise to provide a discussion that illustrates how the divestitures will impact the business and financial results on an ongoing basis.

3. Here and elsewhere that you disclose that Tranglo services transactions between more than 20 countries in Southeast Asia, please provide context so that it is clear whether the majority of such transactions occur in a few countries or are more evenly spread across 20 countries. To the extent that the majority of transactions are in a few countries, please disclose those countries.

Risk Factors, page 47

4. To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

5. To the extent material, describe any actual or potential material impact to your financial condition and results of operations, or material decreases in demand for your on-demand remittance services, due to recent disruptions in the crypto asset markets and the bankruptcy of FTX, as well as the significant volatility in the price of XRP. To the extent possible, please revise to quantify the impact of any decreased demand due to the volatility of XRP, and otherwise disclose any actual or potential material impacts to your business or financial condition.

The funding process used by Tranglo..., page 54

6. In response to comment 11 you disclose that you have obtained relevant approval for your existing operations that involve cryptocurrency. However, we note your response to comment 45 where you state that Seamless' business is structured so as to not require Seamless to comply with the currently applicable cryptocurrency regulations in the jurisdictions in which it operates. Please reconcile these statements, and explain how your business is structured such that you do not have to comply with applicable cryptocurrency regulations.

7. Your response to comment 11 states that you are not aware of pending regulatory changes that would prevent Ripple from continuing to provide services. Please disclose whether Ripple has obtained all required licenses and is in compliance with applicable regulations, to the extent known.

8. Revise here and in the discussion of your business to update the percentages of revenue and transactions disclosed in this risk factor to reflect contributions by any additional customers as of September 30, 2022 that use the XRP funding process.

INFINT's amended and restated memorandum and articles of association provide that the courts of the Cayman Islands..., page 76

9. Please revise your risk factor to include that the Company's exclusive forum provision does not apply to any action or suits brought to enforce any liability or duty created by the U.S. Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended.

Divestitures, page 95

10. We note your written response and revised disclosures in response to comment 20. With regard to the additional ownership in Dynamic Indonesia, please disclose the purpose of increasing Seamless' beneficial ownership of WalletKu. In addition, please indicate whether any of the existing shareholders who will receive equity interests in TNG (Asia) Ltd., Future Network Technology Investment Co., Ltd., and GEA Holdings Limited, are affiliates of Seamless. We also note your disclosure that the divestiture is not expected to materially adversely affect the revenue derived by Seamless from its relationships with these entities. Please clarify whether these entities will continue to be customers of Tranglo following the divestitures.

11. Please revise the diagrams on page 97 so that they are legible. As currently presented, the font is too small to read.

12. We note various notes to the diagrams indicating that other shareholders have interests in the entities shown. Please revise to show these holdings in the diagram as opposed to include them as notes.

13. You disclose on page 97 that you have received approval of the Hong Kong Monetary Authority to divest TNG Asia. Please disclose the date of such approval.

Background of the Business Combination, page 102

14. We note your revisions in response to comment 22. Please further revise your disclosure to expand upon InFinT's investment mandate, including explaining the particular mandate and how the mandate influenced the structure of the business combination. Please also include any negotiations relating to the acquisition of ownership in Dynamic Indonesia and the reasons for the increase in ownership.

15. Your disclosure on page 97 indicates that on November 29, 2022 you entered into an amendment to the Business Combination Agreement to eliminate the requirement that Seamless cause the conversion or exchange of an exchangeable bond for shares of Seamless, and that this conversion or exchange is no longer a condition to closing. However, it does not appear that you have included a copy of the amended Business Combination Agreement in the registration statement. In addition, the disclosure throughout continues to state that prior to closing Seamless is required to cause an option deed and related convertible bonds to be exercised, converted and exchanged. Please

explain the purpose of the conversion or exchange and its impact on the business combination, why it was originally a condition to closing, and how the amendment entered into on November 29, 2022 altered the obligation of Seamless to exercise, convert or exchange the option deed and convertible bonds between Seamless and Noble Tack International Limited. Please also explain the reason for the amendment to the Business Combination Agreement and why the conversion or exchange is no longer a condition to closing.

16.   Please further revise your disclosure in this section to disclose what was considered and discussed about Seamless' business plan, prospects, review of significant contracts, and the relationship with Ripple. Please include similar disclosure relating to Seamless' planned growth, growth potential, and relationships with regulators that form a barrier to entry. We note the related disclosure on pages 31 and 32 indicating that the InFinT Board reviewed and discussed such matters in detail.

17.   Your revised disclosure states that Mr. Edgarov and Dr. Hui discussed the $310 to $500 million valuation range for Seamless, and that Dr. Hui indicated that Seamless would be willing to accept a proposed $400 million valuation subject to further negotiation of definitive terms an agreements. Please revise to indicate how the parties negotiated and agreed upon a valuation of $400 million, and indicate what additional terms the valuation was subject to.

18.   Please explain why InFinT used two different advisors (ARC and JonesTrading) to assist in conducting the financial analysis, and in particular why InFinT management made an informal request for JonesTrading to prepare the market update. We also note that InFinT's management selected the companies included in the ARC Preliminary Comp Set and the JonesTrading Preliminary Set. Please explain why different companies were used for the ARC update as compared to the JonesTrading update. Please also explain whether ARC prepared the market update prior to InFinT formally engaging ARC as a financial advisor and, if so, please explain why.

19.   We note your response to comment 26, however it is unclear why the material prepared by ARC or JonesTrading is not material that falls under Item 4(b) of Form S-4. While you note in your response that neither ARC nor JonesTrading was engaged to prepare a report, opinion or appraisal, that the material was based on public information, and that JonesTrading will not receive a separate fee for its assistance to management, these factors are not relevant in determining whether a report, opinion or appraisal materially relating to the transaction has been received from an outside party. Based on your revised disclosure, it appears that each of ARC and JonesTrading prepared comparable company analyses that were used to determine the Seamless valuation. Please provide the information required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Refer to Items 4(b) and 21(c) of Form S-4.

20.   We note your response to comment 29. However, your disclosure on page 59 states that if "WalletKu wishes to continue growing its business with a floating fund exceeding IDR1,000,000,000...it may be required to restructure its ownership structure prior to submitting the application for an e-money license to Bank Indonesia..." Please explain whether you plan for WalletKu to submit an application for an e-money license, or if you plan to continue to rely on PT E2Pay Global Utama's license to conduct WalletKu's e-money business. To the extent that you plan to apply for a separate e-money license, please explain any impact on your ability to acquire a majority ownership interest in WalletKu. Please also file your agreement with PT E2Pay Global Utama, or tell us why you do not believe you are required to do so.

Financial Analysis, page 108

21.   Please revise to disclose the underlying financial metrics of each of the comparable companies used in both the ARC and JonesTrading analyses that was used to determine the EBITDA Margin and Enterprise Value/Revenue for each company. Disclose how the multiples were used to determine valuations of $500 million and $310 million, respectively. Please also explain how the EBITDA margin was used in determining the valuation of Seamless. In addition, we note that the valuation was prepared using 2021 and 2022 estimated results, but that management determined there were no material changes from the 2021 Estimate and 2022 Estimate that would impact the proposed valuation. Please explain how management made this determination given that it did not have actual year end results for December 31, 2022. Please also disclose the 2021 and 2022 estimated results used in preparing the analysis.

U.S. Federal Income Tax Considerations, page 111

22.   We note your response to comment 34. We also note your disclosure on page 10 stating that holders of InFinT Class A ordinary shares and warrants will retain InFinT ordinary shares and warrants and will not receive any consideration or any additional InFinT ordinary shares or warrants in the business combination, and therefore there are no material U.S. federal income taxes. Given this statement, please tell us why you have registered the New Seamless ordinary shares and new seamless warrants to purchase ordinary shares. Please also tell us the exemption you are relying upon to issue the 40,000,000 New Seamless ordinary shares to Seamless shareholders.

Unaudited Pro Forma Condensed Combined Financial Information, page 138

23.   Please remove your disclosure of INFINT's initial public offering, concurrent private placement of warrants to purchase Class A ordinary shares and payment of the offering expenses from the first paragraph on page 138 in the introduction since those transactions are already reflected in the historical financial statements of INFINT. Also, please remove the first bullet point on page 139 and the payment of deferred underwriting commission, legal fees, and other costs incurred by INFINT in connection with the INFINT IPO in the third bullet point on page 139.

Strong Strategic Partnership Network, page 180

24.   Refer to the How Ripple's On-Demand Liquidity works with Tranglo graphic on page 181. Please revise to more clearly describe to what each step relates and who fulfills it. For example, in step 1, describe what the term prefunding request means, why there is an FX quote if the example indicates the request is for USD 100,000, and who fulfills the prefunding request and how.

25.   We note your revised disclosure in response to comment 43. Please revise this risk factor as well as your discussion of your relationship with Ripple on pages 180 and 207 to disclose that the on-demand liquidity remittance services are not available in the United States or to U.S. persons. Also include a detailed discussion of the know-your-customer process that you use to prevent access in the U.S. or by U.S. persons. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions and the volatility in the price of XRP, as well as any changes made to address those gaps.

26.   Please revise to expand your related risk factor on page 54, or add a new risk factor as appropriate, to explain the specific regulatory issues under U.S. law that could arise if your on-demand liquidity services were accessed by U.S. persons or persons in the United States, and the material risk that could result. Tell us why you believe that the risk of access by such persons is "limited." Ensure that your risk factor describes all material risks you face from unauthorized or impermissible customer access to your products and services outside of the jurisdictions where you or your partner have obtained the required governmental licenses and authorizations, and also include any potential risks associated with your know-your-customer and anti-money laundering processes and procedures that could result in the inability to prevent unauthorized or impermissible customer access. Also discuss, to the extent material, any risks you or your strategic partner face related to the assertion of jurisdiction by regulators and other government entities over crypto assets and crypto asset markets.

Tranglo Remittance Business Analysis, page 193

27.   We note your revisions in response to comment 50. So that investors are better able to understand the extent to which the use of on-demand liquidity has impacted your financial performance, please revise your risk factor on page 54 to quantify the increase in ODL transactions and the corresponding decrease in average transaction fee take rate, average Forex gain take rate, and the corresponding decrease in total revenue.

Regulation, page 194

28.   In response to comment 45 you disclose that Tranglo partners with two licensed cryptocurrency exchange partners in Singapore in lieu of maintaining an individual cryptocurrency license. Please explain how these license agreements result in your compliance with applicable regulations in Singapore. Disclose the material terms of such

license agreements, including the duration and expiration dates, and file such agreements as exhibits to the registration statement. In the alternative please tell us why you believe you are not required to do so. Further, in light of the recent crypto asset market developments, tell us whether there has been any impact on your relationship or ability to transact with the two exchange partners, and provide disclosure to the extent this impact is material. Please also disclose how you are in compliance with applicable cryptocurrency regulations in jurisdictions outside of Singapore. Explain what it means that Seamless' business is structured so as not to require Seamless to comply with currently applicable cryptocurrency regulations.

Seamless' partner network, page 198

29. We note your revisions in response to comment 51. Further revise your disclosure to explain the intended goals of the "further integration" with Ripple network and the role of the Ripple Executive Officer at Tranglo. Please also clarify the timeline for Tranglo's expansion to the Middle East, South American and European countries, as it appears that Tranglo already operates in some of these regions. We note, for example, Tranglo's tweet from August 23, 2022 stating that the UAE is now part of the Tranglo Connect network.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Seamless
Critical Accounting Policies and Estimates, page 218

30. We note your response comment 52. We are not yet convinced that goodwill impairment is not a critical accounting estimate due to the significant management judgment and estimation involved in forecasting the amount and timing of expected future cash flows and the underlying assumptions used in the discounted cash flow approach to determine the fair value of the reporting unit. The impact of the estimates and assumptions on financial condition or operating performance could be material. Refer to Section V of SEC Release 33-8350 for guidance. Also, please tell us if Tranglo represents a separate reporting unit as defined in ASC 350-20-35-34-33 through 38 and the other reporting units that you have. If you believe that material goodwill does not exist at reporting units that are at risk of failing step one of the quantitative test or that no reporting units are at risk of impairment, please disclose this information.

Results of Operations, page 220

31. We note your response to comment 53. Please tell us why you have recorded depreciation expense in other expenses below income (loss) from operations.

Notes to the Consolidated Financial Statements, page F-38

32. We note from steps 2, 6 and 7 in the diagram on page 181 that Ripple funds the remittance licensee's XRP wallet account and then records and invoices the remittance licensee. Please tell us your consideration of the guidance in SAB Topic 5:T and the disclosures in

ASC 850-10-50 and Rule 4-08(k) of Regulation S-X considering Ripple's 40 percent ownership of Tranglo.

2. Summary of significant accounting policies
(t) Revenue recognition, page F-45

33.   We note your response to comment 58. Please provide us with a comprehensive analysis of the five steps in ASC 606-10-05-4 as it applies to how Ripple's On-Demand Liquidity works with Tranglo in the diagram on page 181. We also note from your response and steps 3 and 4 in the diagram on page 181 that Tranglo takes custody of XRP only momentarily and it is immediately and automatically liquidated into fiat currencies through a programmatic liquidation arrangement with the cryptocurrency exchange. Please provide us with your accounting for the receipt and subsequent liquidation of XRP referencing the authoritative guidance that supports your accounting treatment.

(aa) Segments, page F-46

34.   We note your response to comment 59. Please explain to us in detail how the lower-level operating results of your subsidiaries (i.e., Tranglo, TNG Asia, GEA and WalletKu) included in Management's Discussion and Analysis of Financial Condition and Results of Operations of Seamless are not indicative of your operating segments being at a lower level than your reportable segments. Also, please provide us with your analysis on whether or not your subsidiaries (i.e., Tranglo, TNG Asia, GEA and WalletKu) represent separate operating segments as defined in ASC 280-10-50-1 through 9.

9. Leases, page F-51

35.   We note your response to comment 60. It does not appear you addressed our concerns in our comment. As such, we re-issue our previous comment. Please explain to us why operating lease costs are significantly greater than payments for operating lease liabilities.

13. Convertible bonds, page F-55

36.   We note your response to comment 61 and we reissue part of our previous comment. Please provide disclosure pursuant to ASC 260-10-50-1c for your convertible bonds.

17. Segments, page F-60

37.   Please disclose goodwill for each reportable segment. Refer to ASC 350-20-50.

Schedule 1, page F-64

38.   We reviewed your response to comment 65. Please confirm that the amounts of restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year were not material or revise. Refer to Rule 4-08(e)(3) of Regulation S-X.

Index to Condensed Consolidated Financial Statements, page F-67

39. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

General

40. Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, including any material impact from the price volatility of XRP.

41. We note that following the divestitures, Seamless' operations will no longer be based in Hong Kong, but you will continue to generate significant revenue from cross-border transactions located throughout Southeast Asia. Please tell us whether post-divestiture you will continue to generate revenue from transactions in the PRC or Hong Kong, and, if so, please quantify the expected percentage of revenue that will be derived from such transactions. Supplementally explain whether you believe there are any legal or operational risks associated with your continued operations in the PRC or Hong Kong, and whether these risks could result in a material change in your operations and/or the value of the securities.

42. Please file any agreements with Ripple relating to Seamless' partnership with Ripple or related to Ripple's acquisition of 40% of Tranglo that are required to be filed by Item 601 of Regulation S-K.

43. If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets (including, but not limited to, Ripple, Betur and Independent Reserve SG PTE. Ltd.) known to:
    • Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
    • Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
    • Have the crypto assets of their customers unaccounted for.
    • Have experienced material corporate compliance failures.

You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services